120 Randall Drive Waterloo, ON N2V 1C6 Canada Telephone +1(519) 746-8110 Fax +1 (519) 747-0082 www.descartes.com

February 5, 2014

VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:          The Descartes Systems Group Inc.
Form 40-F for the Fiscal Year Ended January 31, 2013
Filed April 30, 2013
File No. 0-29970

Dear Ms. Blye:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 23, 2014 to The Descartes Systems Group Inc. (the “Company”).1  For ease of reference, the comments are printed below in italics and are followed by the Company’s responses.

1.           Comment:

You told us in your letter dated September 8, 2010 that you were engaged in, and expected to engage in, business related to Cuba.  As you know, Cuba is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and assets controls.  Your Form 40-F does not include disclosure about any contacts with Cuba.  Please provide us with information regarding your contacts with Cuba since the referenced letter.  Your response should describe any technology, information, or services you have provided into Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Cuba or entities it controls.

1 Please be advised that Arthur Mesher retired as Chairman of the Board and Chief Executive Officer of the Company on November 27, 2013, at which time Edward J. Ryan was appointed Chief Executive Officer and J. Scott Pagan was appointed President and Chief Operating Officer.

Response:

As we explained in our September 8, 2010 letter, the Company (including, for purposes of this response, its subsidiaries) has not in the past, does not currently and does not anticipate having employees, offices, suppliers or customers in Cuba.

Further, except as described below, the Company has not in the past, does not currently and does not anticipate shipping its goods or technology or providing services in Cuba, nor does it engage in, nor is it expected to engage in, business related to Cuba.  The Company also has not in the past, does not currently and does not anticipate having any agreements or arrangements with the governments of Cuba or, to its knowledge, entities controlled by the Cuban government.

As part of its regular product offering, the Company’s Global Trade Compliance products provide the Company’s customers with assistance in the customs filing processes of several countries.  This service offering assists the Company’s customers in meeting global trade requirements in countries throughout the world.  As part of its services, the Company, a Canadian entity, has, since 2010, provided a service to a single Canadian headquartered air cargo carrier (the “Customer”) to assist the Customer in making electronic filings with the Cuban customs authorities for its cargo flights inbound to Cuba.  Cuba, like many countries, has an advance notification requirement whereby, prior to arrival of a flight, the Cuban customs authorities must receive electronic information about the flight and its cargo.  This service operates as follows:

•	The Customer provides the Company with electronic messages about the flight and its cargo;

•	The Company extracts information from those messages and creates a new message in the format that the Cuban customs authorities require;

•
The Company uploads, via the internet, the new message to a web service operated by the Cuban customs authorities and, if the upload should fail, e-mails the information to the Cuban customs authorities; and

•	The Company advises the Customer that the message has been delivered.

The Company charges the Customer CAD$500 per month for this service, representing less than 0.0048% of the Company’s fiscal 2013 consolidated global revenues.

The foregoing services are provided to the Customer outside the United States of America, do not involve any United States origin goods or services and do not, to the Company’s knowledge, involve any persons subject to the jurisdiction of the United States as defined in the Cuban Asset control Regulations 31 C.F.R. Part 515.329 (“CACR”).  Consequently, the services are not subject to United States jurisdiction and do not violate the CACR.  In performing the services for the Customer, the Company is in compliance with all applicable laws, including the laws of Canada.  The Company notes in this regard that the Government of Canada has invoked the Foreign Extraterritorial Measures Act to limit the ability of Canadian companies, including the Company, to comply with the United States embargo of Cuba.

2.           Comment:

Please discuss the materiality of your contacts with Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba for the last three fiscal years and the subsequent interim period.  Also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Response:

The Company does not consider its contacts with Cuba material, nor does it believe those contacts constitute a material investment risk for its security holders.

As stated above, the Company provides services to a single Canadian-headquartered customer to assist in meeting electronic filings with the Cuban customs authorities for its cargo flights inbound to Cuba.  The Company provides these services to the customer for a fee of CAD$500 per month, representing less than 0.006% of the Company’s consolidated global revenues for each of fiscal years 2011, 2012 and 2013 and for each of the first three quarters of fiscal 2014, ended October 31, 2013.

In evaluating the materiality of the Company’s contacts with Cuba, the Company has also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  In light of the Company’s global operations, the Company believes that a reasonable investor would not view its limited contacts with Cuba as having a material impact on its reputation.  In addition, the Company has taken into account the non-sensitive nature of the technology and services that it has provided in Cuba.  The Company notes that its investor relations department has never received statements of concern or inquiries from investors or potential investors regarding its contacts with Cuba.  To the Company’s knowledge, its limited contacts with Cuba have had no adverse effect of the Company’s share price or its business reputation.

After considering all of these factors, the Company does not consider its contacts with Cuba material, nor does it believe those contacts constitute a material investment risk for its security holders.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our response in this letter, please feel free to contact me at 519.746.6114, or the Company’s outside U.S. counsel, Laurie A. Cerveny, at 617.951.8527.

Sincerely,

/s/ J. Scott Pagan

J. Scott Pagan
President and Chief Operating Officer

Cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission Laurie A. Cerveny, Bingham McCutchen LLP